AIRO Group, Inc.

515 Madison Avenue, 8th Floor – Suite 8078

New York, New York 10022

(646) 908-2659

July 8, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Fullem
Jay Ingram
Dale Welcome
Andrew Blume

Re:	AIRO Group, Inc.
Registration Statement on Form S-4 Filed June 2, 2023, as amended
File No. 333-272402

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AIRO Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, July 9, 2024, or as soon as practicable thereafter.

Very truly yours,
AIRO Group, Inc.

/s/ Surendra Ajjarapu
Surendra Ajjarapu
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Andrew M. Tucker